1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 23, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

ALUMINUM CORPORATION OF CHINA LIMITED* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

REVISED FORM OF PROXY FOR SPECIAL GENERAL MEETING TO BE HELD ON 27 FEBRUARY 2007

No. of shares to which this Proxy relates[1]
Type of shares (domestic shares or H shares) to which this Proxy relates[2]

I/We3 __________________________________________________________________________________________________________ of
_________________________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint4 the Chairman of the Meeting or
______________________________________________________ of _________________________________________________________
as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Special General Meeting of the Company to be held at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Tuesday, 27 February 2007
at 10:30 a.m., and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Special General Meeting,
and, if no such indication is given, as my/our proxy thinks fit.

	SPECIAL RESOLUTIONS	For[5]	Against[5]
1.

Subject to approvals by the relevant PRC authorities and approval by the shareholders of Shandong Aluminum Industry Co., Ltd ("Shandong Aluminum"), the following resolutions relating to the share reform and merger of Shandong Aluminum with the Company by way of the proposed share exchange (as set out below) be authorized and approved:

(1)

Shandong Aluminum be merged with the Company (the "Merger") by the Company issuing listed RMB denominated ordinary shares ("Chalco A Shares") to exchange for the outstanding issued shares of Shandong Aluminum (the "Share Exchange") at the rate set out below and upon completion of such Merger, Shandong Aluminum be delisted and de-registered and the Company shall continue to subsist;

(2)

As consideration for the share reform and Merger of Shandong Aluminum, the Company shall issue Chalco A Shares to all shareholders of Shandong Aluminum (other than the Company), such Chalco A Shares to be listed on the Shanghai Stock Exchange;

(3)

The Share Exchange shall be at the rate of 3.15 Chalco A Shares for 1 tradable share of Shandong Aluminum, which is determined based on RMB6.60 per Chalco A Share and RMB20.81 per tradable share of Shandong Aluminum;

(4)

The terms and conditions of the merger agreement dated 28 December 2006 between the Company and Shandong Aluminum as referred to in the circular of the Company to be issued as soon as possible (the "Merger Agreement") be approved, ratified and confirmed and the directors of the Company (the "Directors") be and are hereby authorized to implement the transactions under the Merger Agreement;

(5)

The board of Directors (the "Board") of the Company or the chairman of the Board or any person duly authorized by the chairman be authorized with full authority to determine and deal with at its/his/her discretion all matters in relation to the Merger, including but not limited to the arrangements and matters relating to the implementation of the Merger, execute all necessary documents (including but not limited to the proposed Merger Agreement, documents for approval and any related announcements and circulars), effect and carry out necessary formalities (including but not limited to obtaining approvals from relevant PRC authorities) and take all other necessary actions, as well as handle all registration requirements in relation to the amendments to the Articles of Association of the Company and the changes of registration of the Company upon the completion of the Merger.

2.

Subject to approvals by the relevant PRC authorities and approval by the shareholders of Lanzhou Aluminum, the following resolutions relating to the share reform and merger of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum") with the Company by way of the proposed share exchange (as set out below) be authorized and approved:

(1)

Lanzhou Aluminum be merged with the Company (the "Merger") by the Company issuing listed RMB denominated ordinary shares ("Chalco A Shares") to exchange for the outstanding issued shares of Lanzhou Aluminum (the "Share Exchange") and upon completion of such Merger, Lanzhou Aluminum be delisted and de-registered and the Company shall continue to subsist;

(2)

As consideration for the share reform and Merger of Lanzhou Aluminum, the Company shall issue Chalco A Shares to all shareholders of Lanzhou Aluminum (other than the Company), such Chalco A Shares to be listed on the Shanghai Stock Exchange;

(3)

The Share Exchange shall be at the rate of 1.80 Chalco A Shares for 1 tradable share of Lanzhou Aluminum, which is determined based on RMB6.60 per Chalco A Share and RMB11.88 per tradable share of Lanzhou Aluminum and 1 Chalco A Share for 1 non-tradable Lanzhou Share, on the basis of RMB6.60 per non-tradable Lanzhou Share;

(4)

The terms and conditions of the merger agreement dated 28 December 2006 between the Company and Lanzhou Aluminum as referred to in the circular of the Company to be issued as soon as possible (the "Merger Agreement") be approved, ratified and confirmed and the directors of the Company (the "Directors") be and are hereby authorised to implement the transactions under the Merger Agreement;

(5)

The board of Directors (the "Board") of the Company or the chairman of the Board or any person duly authorized by the chairman be authorized with full authority to determine and deal with at its/his/her discretion all matters in relation to the Merger, including but not limited to the arrangements and matters relating to the implementation of the Merger, execute all necessary documents (including but not limited to the proposed Merger Agreement, documents for approval and any related announcements and circulars), effect and carry out necessary formalities (including but not limited to obtaining approvals from relevant PRC authorities) and take all other necessary actions, as well as handle all registration requirements in relation to the amendments to the Articles of Association of the Company and the changes of registration of the Company upon the completion of the Merger.

	SPECIAL RESOLUTIONS	For[5]	Against[5]
3.

Subject to approval by China Securities Regulatory Commission, the resolutions approved by the shareholders at the 2005 general meeting of the Company to issue Chalco A Shares be modified, refreshed and approved as set out below:

(1)	Type of securities to be issued:	RMB denominated ordinary shares (Chalco A Shares);
(2)	Nominal value:	RMB1.00 each;
(3)	Number of Chalco A Shares to be issued:	Not more than 1,500,000,000 shares;
(4)	Target subscribers:

All shareholders of Shandong Aluminum and Lanzhou Aluminum other than Chalco, including the third party or parties (if any) who provide cash alternatives to the shareholders of Shandong Aluminum and Lanzhou Aluminum;

(5)	Issue price:	RMB6.60 per share;
(6)	Place of listing:	The Shanghai Stock Exchange;
(7)

Upon completion of the issue of Chalco A Shares (the "Issue"), the existing and new shareholders of the Company shall be entitled to share the Company's cumulative retained profits at the time of such Issue;

(8)	The Company will not raise fund by this Issue, and no investment project in relation to the fund raising will be involved;
(9)

The Board or the Chairman of the Board (the "Chairman") or any person authorized by the Chairman be authorized to make all necessary amendments to the proposed changes to the Articles of Association of the Company in preparation for the Issue according to the mandatory requirements of laws and regulations as revised from time to time, the opinions of the relevant authorities and according to the actual circumstances, and such amendments shall become effective upon the completion of the Issue and upon obtaining all relevant approvals from the relevant authorities;

(10)

The Board or the Chairman or any person authorized by the Chairman be authorized to determine and deal with at its discretion and with full authority the matters in relation to the Issue (including but not limited to the specific timing of issue, number of shares to be issued, offering mechanism, target subscribers and the number and proportion of Chalco A Shares to be issued to each subscriber), execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, sponsor's agreement, listing agreement and any related announcements and circulars), effect and carry out necessary formalities (including but not limited to procedures for listing of the Chalco A Shares on the Shanghai Stock Exchange), and take all other necessary actions in connection with the Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company upon the completion of the Issue;

(11)	The effective date and duration of the resolution of the Issue: This authorization shall be valid for 12 months from the date of the passing of this resolution at the general meeting of the Company.

	ORDINARY RESOLUTION	For[5]	Against[5]
4.

"THAT upon the implementation of the Lanzhou Merger Proposal, the share exchange of Chalco A Shares by the Company for all the non-tradable Shares of Lanzhou Aluminum held by Lanzhou Aluminum Factory (at the rate of 1 Chalco A Shares for 1 non-tradable Share of Lanzhou Aluminum), which is a connected transaction under the Hong Kong Listing Rules, be authorised and approved."

(1)

Shandong Aluminum be merged with the Company (the "Merger") by the Company issuing listed RMB denominated ordinary shares ("Chalco A Shares") to exchange for the outstanding issued shares of Shandong Aluminum (the "Share Exchange") at the rate set out below and upon completion of such Merger, Shandong Aluminum be delisted and de-registered and the Company shall continue to subsist;

(2)

As consideration for the share reform and Merger of Shandong Aluminum, the Company shall issue Chalco A Shares to all shareholders of Shandong Aluminum (other than the Company), such Chalco A Shares to be listed on the Shanghai Stock Exchange;

(3)

The Share Exchange shall be at the rate of 3.15 Chalco A Shares for 1 tradable share of Shandong Aluminum, which is determined based on RMB6.60 per Chalco A Share and RMB20.81 per tradable share of Shandong Aluminum;

Dated this __________________ day of __________________ 2007	Signature(s)[6]: ____________________________

*For identification only

Notes:

Important: You should first review the Notice of Special General Meeting despatched together with this Form of Proxy before appointing a proxy.

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS REVISED FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "(" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "(" IN THE BOX MARKED "AGAINST". If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6.

This revised form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If this revised form of proxy is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other document of authorization, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of domestic shares, this revised form of proxy, together with the notarially certified power of attorney or other document of authorization, must be delivered to the Office of the Secretary to the Board of Directors at the Company's principal place of business at No. 62 North Xizhimen Street, Haidian District, Beijing, The People's Republic of China, Postal Code: 100082, not less than 24 hours before the time appointed for the meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary